Exhibit 99.1

FOR IMMEDIATE RELEASE

Silicom Secures Design Win &
$2M+ Initial Order for New Edge Product

Silicom’s new cost-performance optimized Edge platform is the
1st-to-market based on Intel’s new CPU

KFAR SAVA, Israel – November 7, 2022 - Silicom Ltd. (NASDAQ: SILC), a leading provider of networking and data infrastructure solutions, today announced that it has secured a new Design Win and initial $2+ million order from an existing customer for its innovative new Edge product: a powerful, cost-effective platform based on Intel’s new CPU. Per the customer request, deliveries of this initial order are planned to begin during the second quarter of 2023.

As a platform that combines exceptional computing power and flexibility at a very attractive cost, the Silicom platform is ideal for supporting the full range of Edge Networking use cases, from SD-WAN and SASE to Enhanced Internet, dedicated telco routers and more.

The reference design for the new Intel CPU was developed by Silicom during the past year, and Silicom is the first-to-market with a platform based on it.

“This important Design Win and order demonstrate, once again, the validation of our strategic decision to position Silicom as the industry’s go-to provider of high-performance Edge platforms, which has now developed into such a strong growth driver for Silicom,” commented Liron Eizenman, Silicom’s CEO. “Our positioning consists of a number of layers. First, the privileged relationship that we have built with Intel over many years continues to give us a lead in identifying market needs, together with deep insight into the capabilities of their new technologies. For example, the fact that Intel trusted us - once again - to develop the reference design for their new CPU meant that we were the first to bring to market an Edge product with an optimal combination of features, functionality and cost based on that CPU.”

Mr. Eizenman continued, “Then, realizing that a wide variety of markets - telcos, service providers, Enterprises and cloud players - have similar requirements when it comes to designing their next-generation Universal CPE (uCPE), telco-dedicated routers, Secure Access Services Edge (SASE) networks and Enhanced Internet solutions, we moved quickly, initiating discussions about our Edge platforms with additional potential customers, including existing clients for other Silicom products and with new logos. All of them seek ever-higher compute capabilities, efficient and flexible networking and connectivity options, and optimized heat dissipation and power consumption, coupled with the best cost/performance ratio possible, easy installation and minimum maintenance. By packaging all of these functionalities with rapid customization, onboarding and ramp-up capabilities, we have succeeded in positioning ourselves as the industry’s Edge platform provider of choice.”

Mr. Eizenman concluded, “We therefore believe that we are poised to benefit strongly as market uptake of the Edge Platform concept continues to spread and grow. We will benefit from our reputation as a ‘can-do’ platform creator with the ability to get the best out of Intel chips, and from the close and growing relationships we have built with so many customers and potential customers. We are pleased to kick-off the sales of this new product family with such a sizeable first order, and believe that our Edge family offerings will continue to be a significant growth driver for Silicom.”

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About Silicom
Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom’s solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.

Silicom products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.

Silicom’s long-term, trusted relationships with more than 200 customers throughout the world, its more than 400 active Design Wins and more than 300 product SKUs have made Silicom a “go-to” connectivity/performance partner of choice for technology leaders around the globe.
For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, Silicom's increasing dependence for substantial revenue growth on a limited number of customers in the evolving cloud-based, SD-WAN, NFV and Edge markets, the speed and extent to which solutions are adopted by these markets, likelihood that Silicom will rely increasingly on customers which provide solutions in these evolving markets, resulting in an increasing dependence on a smaller number of larger customers, difficulty in commercializing and marketing of Silicom's products and services, maintaining and protecting brand recognition, protection of intellectual property, competition, disruptions to our manufacturing and development along with general disruptions to the entire world economy relating to the spread of the novel coronavirus (COVID-19) and other factors detailed in the company's periodic filings with the Securities and Exchange Commission. These forward-looking statements can generally be identified as such because the context of the statement will include words, such as “expects,” “should,” “believes,” “anticipates” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft EK Global Investor Relations Tel: +1 212 378 8040 E-mail: silicom@ekgir.com